Presentation to the Special Independent
Committee of the Board of Directors

Project Sonic Fusion

January 22, 2010

Confidential

LADENBURG
THALMANN
ESTABLISHED 1876

Ladenburg Disclaimer

This presentation and its analyses are only for the use and benefit of the Special Independent Committee of the Board of Directors of Sonic ("Sonic" or the "Company") and may not be used by any other person, including the shareholders, noteholders, lenders, or creditors of the Company or for any other purpose without our prior written consent. Ladenburg does not express any opinion as to the underlying valuation or future performance of the Company or the price at which the Company's securities might trade at any time in the future. The consent of Ladenburg is required prior to the disclosure to any third party of this presentation, its analyses, or of the assessments made by Ladenburg. These materials are based solely on information contained in publicly available documents and certain other information provided to Ladenburg by Company management. Ladenburg has not attempted to investigate or verify the accuracy or completeness of such publicly available information or other information provided to Ladenburg. Ladenburg has relied upon the accuracy and completeness of such publicly available information and other information supplied to Ladenburg. To the extent that such information includes estimates and forecasts of future financial performance prepared by or reviewed with Company management or obtained from public sources, Ladenburg has assumed such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management.

These materials are being furnished with, and should be considered only in connection with, the oral presentation being provided by Ladenburg in connection herewith. Because these materials have been prepared for use in the context of an oral presentation to Sonic's Special Independent Committee of the Board of Directors, which is familiar with the business and affairs of the Company, neither the Company nor Ladenburg, nor any of their respective legal or financial advisors or accountants take any responsibility for the accuracy or completeness of any of the material if used by persons other than Sonic's Special Independent Committee of the Board of Directors.

These materials are not intended to represent an opinion but rather to serve as discussion materials for Sonic's Special Independent Committee of the Board of Directors to review and as a basis upon which Ladenburg may render an opinion.

In connection with our services, we will be paid a fee which is not contingent upon the completion of the transaction. Further, Ladenburg has not previously provided, nor are there any pending agreements to provide, any other services to the Company. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of our opinion. In the ordinary course of business, Ladenburg, certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, the Company, or any other party that may be involved in the transaction and/or their respective affiliates.

Glossary of Terms

CAGR	Compound average growth rate
CY	Calendar Year
EBIT	Earnings before interest and taxes
EBITDA	Earnings before interest, taxes, depreciation and amortization
EPS	Earnings per share
EV	Enterprise value
FY	Fiscal year
ITM	In the money
LFY	Latest fiscal year
LTM	Latest twelve months
MV	Market value
MRQ	Most recent quarter
SEC	Securities and Exchange Commission
TIC	Total invested capital
TTM	Trailing twelve months
WACC	Weighted average cost of capital

Confidential

LADENBURG THALMANN ESTABLISHED 1876

2

Confidential

LADENBURG
THALMANN
ESTABLISHED 1876

Merger	■ Each issued and outstanding share of Sonic, other than any Appraisal Shares or Canceled Shares, will be converted into the right to receive the Merger Consideration.
	■ Fusion's wholly owned Merger Sub will merge with and into Sonic, with Sonic continuing as the surviving corporation.
	■ Following the completion of the Merger, Fusion will own 100% of Sonic, and there will be no public market for Sonic's shares of common stock.
	■ Will be considered a going private transaction pursuant to SEC rules.
Merger Consideration	■ $0.60 cash per share.
Unaffiliated Stockholders	■ Mr. Mendez is Sonic's CEO and is affiliated with Sonic's largest stockholder, Fusion (which owns approximately 39.7%).
	■ The Unaffiliated Stockholders are those other than Mr. Mendez, Fusion, and their respective affiliates.
Market Check	■ Sonic to conduct a post-signing "market check" until February 8, 2010.
	■ No Break up fee payable to Fusion if alternative transaction is consummated with a Solicited Party.
	■ $200,000 Break up fee payable to Fusion if alternative transaction is consummated with any other party.
Approval Conditions	■ Approval of the transaction requires an affirmative vote of a majority of Sonic's stockholders.

LADENBURG THALMANN
ESTABLISHED 1876

Merger Rationale	▪ The Merger Consideration represents a 153.5% premium over the 30 day mean closing stock price.
	
	▪ Sonic stockholders are unable to benefit fully from public company status due to limited liquidity and low stock price resulting in issues relating to:
	
	    ▪ Stockholders inability to move into or out of large positions.
	
	    ▪ Sonic's inability to use shares for acquisitions and raise capital in public markets.
	
	    ▪ No large institutional stockholder base and no analyst coverage to attract investor interest.
	
	▪ Maintaining the status quo and continuing to bear public company costs does not present significant tangible benefits.
	
	▪ Sonic has until April 2010 to refinance its revolving credit facility. Sonic has been in technical default of its credit facility due to lack of compliance with financial covenants under its credit facility. In January 2010, Sonic successfully negotiated a forbearance agreement through April 2010, containing certain conditions, including no additional borrowings, interest rate increases, additional bank fees and principal pay downs.

Ladenburg Assignment	▪ The Special Independent Committee of the Board of Directors of Sonic has retained Ladenburg Thalmann & Co. Inc. to render an opinion as to whether, on the date of such opinion the Merger Consideration to be received by Sonic's unaffiliated stockholders in the Merger is fair, from a financial point of view, to Sonic's unaffiliated stockholders.

LADENBURG
THALMANN
ESTABLISHED 1876

- Between 2005 and 2006, Fusion acquired, through a number of purchases, approximately 460,000 shares of common stock.

- On January 24, 2007, Fusion acquired 889,540 common shares of Sonic from Genterra, Inc. at $2.75 per share.

- In June 2008, Mr. Mendez joined Sonic as a Director, Chairman, and President and CEO.

- On June 10, 2008, Fusion acquired 225,648 shares from Daniel Tamkin (Sonic's former Chairman and CEO) at $2.75.

- On January 30, 2009, Fusion acquired 490,000 common shares of Sonic from Heartland Advisors for $0.60 per share.

- On August 6, 2009, Sonic received notification from NASDAQ that its common stock will no longer be listed on the NASDAQ Capital Market due to failure to comply with the minimum stock price requirement.

- Sonic's credit facility with its Bank expired on October 1, 2009. The bank did not call the loan and advised Sonic that it will not advance any additional funds.

- On October 7, 2009, Sonic announced that it did not meet the $4.3 million minimum tangible net worth loan covenant required by their credit facility and does not currently meet its debt service coverage ratio. Sonic management began negotiating with the Bank to extend its loan and is and has been seeking new lending sources. Sonic announced that there is significant uncertainty with respect to its ability to continue as a going concern without alternative financing.

- During 2009, Sonic unsuccessfully attempted to divest the transit division.

- In October 2009, Sonic's Board of Directors formed a Special Committee of Independent Outside Directors to explore and consider various strategic alternatives, including proposals for additional debt or the issuance of additional equity capital, the sale of one or more of Sonic's lines of business or the sale of Sonic in an effort to enhance stockholder value.

- On December 1, 2009, Sonic engaged Ladenburg as its independent financial advisor to assist it in its evaluation of strategic alternatives.

- On December 30, 2009, Sonic received an offer from Fusion to acquire by Merger the shares it does not own at $0.40 per share.

- On January 6, 2010, a meeting occurred between the Special Committee, Fusion and their respective advisors at which the Merger Consideration was negotiated to $0.60 per share.

- On January 11, 2010 Sonic and the Bank entered into a forbearance agreement pursuant to which the Bank agreed to forebear from enforcing its rights under the loan agreement until April 30, 2010.

- On January 14, 2010, Fusion filed a 13-D/A, and Sonic filed a Form 8-k which announced their intention to complete a Merger with Sonic at Merger Consideration of $0.60 per share, subject to the parties reaching a definitive Merger Agreement.

Building solutions for sound, life and safety.™

- **A leading integrated sound, life safety, audio visual and security solutions provider in the Tri-State area that services the building and construction industries.**

- **Key Issues Facing Company:**
  - **Capital required to refinance existing credit facility and fund projected losses.**

  - **Delisting from NASDAQ Capital Market.**

  - **Failure to generate any significant profits over the last five years =>Requires exit out of loss making transit business and exit out of low margin audio/visual business.**

  - **Significant reinvestment required in upgrading proprietary products (Comtrak).**

  - **Highly competitive industry.**

  - **Service and Reputation Issues to address.**









LADENBURG THALMANN
ESTABLISHED 1876

Sonic Selected Normalized Financial Graphs

($ in thousands)













(1) Contains normalizing adjustments, please see full review for details.

Sources of information: Sonic financial statements and management.

Sonic Financial Review

Sonic Summary Financial Data											

($ in thousands, except per share)

	Historical [1]					Projected			CAGR	
	FYE September 30,					FYE September 30,				
	2005	2006	2007	2008	2009	2010	2011	2012	2005 - 2009	2009 - 2012
Revenue Breakdown										
Product - Fire (NY&LI)	$ 5,480	$ 5,745	$ 5,420	$ 5,881	$ 5,941	$ 5,350	$ 5,750	$ 6,350	2.0%	2.2%
Product - Transit	3,392	2,744	5,213	4,764	2,341	3,557	1,597	-	-8.8%	-100.0%
Product - AV/Security & Other	3,490	1,560	2,320	2,602	3,716	1,021	21	21	1.6%	-82.2%
Subcontractor	475	665	319	1,557	1,662	na	na	na	36.7%	na
Service (NY&LI)	4,795	5,111	5,017	5,301	5,169	5,220	4,978	5,220	1.9%	0.3%
Total Revenue	$ 17,631	$ 15,825	$ 18,289	$ 20,104	$ 18,828	$ 15,148	$ 12,346	$ 11,591	1.7%	-14.9%
Gross Profit Breakdown										
Product - Fire (NY&LI)						$ 973	$ 1,054	$ 1,435	-13.3%	-11.5%
Product - Transit	$ 3,666	$ 2,678	$ 2,948	$ 2,314	$ 2,074	353	(295)	-	na	na
Product - AV/Security & Other						55	21	21	na	na
Subcontractor	91	127	58	246	343	na	na	na	39.3%	na
Service (NY&LI)	1,676	2,363	2,485	2,584	1,924	2,143	1,910	2,143	3.5%	3.6%
Total Gross Profit	$ 5,433	$ 5,168	$ 5,491	$ 5,144	$ 4,341	$ 3,523	$ 2,690	$ 3,599	-5.5%	-6.1%
Gross Profit Margin										
Product - Fire (NY&LI)						18.2%	18.3%	22.6%		
Product - Transit	29.7%	26.6%	22.8%	17.5%	17.3%	9.9%	-18.5%	na		
Product - AV/Security & Other						5.4%	100.0%	100.0%		
Subcontractor	19.2%	19.1%	18.2%	15.8%	20.6%	na	na	na		
Service (NY&LI)	35.0%	46.2%	49.5%	48.7%	37.2%	41.0%	38.4%	41.0%		
Total Gross Margin	30.8%	32.7%	30.0%	25.6%	23.1%	23.3%	21.8%	31.0%		

(1) Contains normalizing adjustments, please see full review for details.

Sources of information: Sonic financial statements and management.

LADENBURG THALMANN
ESTABLISHED 1876

Implied Transaction Multiples

Project Sonic Fusion

Transaction Review							

($ in thousands)

					Implied Total Merger Consideration		$ 3,127

	Sonic Financial Review				Implied Transaction Multiples [1]			
FYE Sep 30,	**2009**	**2010P**	**2011P**	**2012P**	**2009**	**2010P**	**2011P**	**2012P**
Revenue	$ 18,828	$ 15,148	$ 12,346	$ 11,591	0.17x	0.21x	0.26x	0.27x
EBITDA	$ (1)	$ 101	$ (632)	$ 614	na	31.6x	na	5.2x
Net Income	$ (397)	$ (214)	$ (880)	$ 366	na	na	na	8.7x

(1) Enterprise Value includes net debt of $51 as of September 30, 2009.

Sources of information: Merger agreement, Sonic financial statements and management.

Confidential

LADENBURG THALMANN
ESTABLISHED 1876

Sonic Ownership Overview

- Ladenburg noted that Fusion is Sonic's largest stockholder. There are currently no other large holders of Sonic stock.

Sonic Securities Ownership Review

(Shares in thousands)

	Common Stock Equivalent			% of Total	
	Common	ITM Options	Fully Diluted (1)	Common	Fully Diluted (1)
Fusion	2,068	-	2,068	39.7%	39.7%
Unaffiliated Stockholders	3,143	-	3,143	60.3%	60.3%
	5,211	-	5,211	100.0%	100.0%

(1) Excludes 37,600 vested options that are currently out of the money (weighted average exercise price of $2.45).

Sources of information: Sonic management.

Confidential

LADENBURG THALMANN ESTABLISHED 1876

12

Low Stock Volume

- Ladenburg noted that Sonic has little stock volume with no trades on 37.2% of the available trading days over the last year, and a mean daily volume of 3,846 shares.

- 83.9% of all trades completed over the last year were less than or equal to $0.50.

- The Merger will allow Unaffiliated Stockholders to receive $0.60 per share without payment of any commission.

Sonic Volume and Trading Size

Number of Trading Days per Pricing Range:	Cumulative Volume at each Price	Trading Volume Ranges as a % of Total Volume

12 Months - January 13, 2009 to January 13, 2010







Sources of information: FT.com via Capital IQ.

LADENBURG THALMANN ESTABLISHED 1876

Review of Valuation Methodologies

Discounted Cash Flow Analysis	• Projected future free cash flow discounted at rates reflecting risks inherent in operations and capital structure. • Terminal values calculated utilizing EBITDA terminal exit multiples and long term perpetual growth rates.	• Reflects future performance. • Assumes normalized market conditions.
Comparable Company Analysis	• Reviewed trading multiples and operating statistics of comparable publicly traded companies. • Selected appropriate market multiples by taking into account certain company specific factors.	• Reflects current and short-term future performance. • Based on current market conditions.
Comparable Transaction Analysis	• Reviewed merger, acquisition and asset purchase transactions. • Selected appropriate transaction multiples by taking into account certain company-specific factors.	• Reflects current performance. • Based on historical transactions.
Book Value Analysis	• Reviewed historical and projected book value.	• Reflects balance sheet for historical and projected periods.
Prior Acquisitions	• Reviewed prior acquisitions of Sonic common stock over the last two years.	• Pricing reflects circumstances that were present around time of each purchase.
Implied Premium	• Reviewed premium implied by the Merger Consideration.	• Reflects premium over certain historical trading prices.

Confidential

LADENBURG THALMANN ESTABLISHED 1876

14

SEC Going Private Items

- Instruction 2 to Item 1014 of SEC Regulation MA refers to factors that are important in determining the fairness of a transaction to unaffiliated security holders and the weight, if any, that should be given to them in a particular context will vary. These factors will include, among others, whether the consideration offered to unaffiliated security holders constitutes fair value in relation to:

  i. Current market prices
  ii. Historical market prices
  iii. Net book value
  iv. Going concern value
  v. Liquidation value
  vi. Purchase prices paid in previous purchases
  vii. Any report, opinion or appraisal
  viii. Firm offers of which the subject company or affiliate is aware made by any unaffiliated persons during the past two years.

- Ladenburg noted that its presentation addresses factors (i), (ii), (iii), (iv) and (vi). Based upon discussions with Sonic management, Ladenburg determined that a liquidation analysis (factor (v)) would not derive an indicated value in excess of going concern value and therefore such analysis was not warranted.

- Sonic management has advised Ladenburg that they are not aware of any relevant information as relates to factor (vii) and (viii).

Valuation Summary

Indicated Value Range Summary

($ in thousands)



| Indicated Enterprise Value Range | Indicated Equity Value Per Share Range |

Methodology [1]	Enterprise Value			Equity Value [2]			Equity Value Per Share [3]			Weighting
Discounted Cash Flow Analysis	$ 2,300	- $	2,900	$ 2,249	- $	2,849	$ 0.43	- $	0.55	33.4%
Comparable Company Analysis	$ 1,800	- $	2,500	$ 1,749	- $	2,449	$ 0.34	- $	0.47	33.3%
Comparable Transaction Analysis	$ 2,000	- $	2,400	$ 1,949	- $	2,349	$ 0.37	- $	0.45	33.3%
Indicated Value Range (Rounded)	**$ 2,000**	**- $**	**2,600**	**$ 2,000**	**- $**	**2,500**	**$ 0.40**	**- $**	**0.50**	

(1) Please reference the appropriate Analysis for further discussion and sources of information.

(2) Adjusted for Net Debt as of September 30, 2009 of $51.

(3) Based on 5,211 shares outstanding as of September 30, 2009.

Confidential

LADENBURG THALMANN
ESTABLISHED 1876

Valuation Summary

Project Sonic Fusion

Indicated Value Range Summary Assumptions

($ in thousands)

	Selected Statistics[1]	Discounted Cash Flow	Comparable Companies	Comparable Transactions[2]
Discounted Cash Flow				
WACC	15.0% - 17.0%			
Terminal EBITDA Multiple	5.0x - 6.0x	$ 2,538 - $ 3,057		
Perpetual Growth Rate	3.50% - 4.50%	$ 2,103 - $ 2,648		
Comparable Companies				
FY12 EBITDA	3.0x - 4.0x		$ 1,842 - $ 2,456	
Comparable Transactions				
FY12 EBITDA	5.0x - 6.0x			$ 2,032 - $ 2,439
Indicated Value Range (Rounded)		$ 2,300 - $ 2,900	$ 1,800 - $ 2,500	$ 2,000 - $ 2,400
Implied Multiples				
FY09 Revenue	$ 18,828	0.12x - 0.15x	0.10x - 0.13x	0.11x - 0.13x
FY10 Revenue	$ 15,148	0.15x - 0.19x	0.12x - 0.17x	0.13x - 0.16x
FY11 Revenue	$ 12,346	0.19x - 0.23x	0.15x - 0.20x	0.16x - 0.19x
FY10 EBITDA	$ 101	22.9x - 28.8x	17.9x - 24.8x	19.9x - 23.9x
FY12 EBITDA	$ 614	3.7x - 4.7x	2.9x - 4.1x	3.3x - 3.9x

(1) Please reference the appropriate Analysis for further discussion and sources of information.

(2) Discounted to present value utilizing a WACC of 16.2%.

Confidential

LADENBURG THALMANN
ESTABLISHED 1876

Discounted Cash Flow

- A discounted cash flow analysis estimates value based upon a company's projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations.

- While the discounted cash flow analysis is the most scientific of the methodologies, it is dependent on projections and is further dependent on numerous industry-specific and macroeconomic factors.

- Ladenburg utilized the forecasts provided by Sonic management.

Estimated Ranges										

($ in thousands)

EBITDA Terminal Value Analysis

Discount Rate	Enterprise Value					Terminal Value as % of Enterprise Value				
	5.00x	5.25x	5.50x	5.75x	6.00x	5.00x	5.25x	5.50x	5.75x	6.00x
15.0%	$ 2,653	$ 2,754	$ 2,855	$ 2,956	$ 3,057	76.1%	77.0%	77.8%	78.5%	79.2%
15.5%	$ 2,624	$ 2,723	$ 2,823	$ 2,922	$ 3,022	75.9%	76.8%	77.6%	78.4%	79.1%
16.0%	$ 2,595	$ 2,693	$ 2,791	$ 2,890	$ 2,988	75.8%	76.7%	77.5%	78.3%	79.0%
16.5%	$ 2,566	$ 2,663	$ 2,760	$ 2,858	$ 2,955	75.7%	76.5%	77.4%	78.1%	78.9%
17.0%	$ 2,538	$ 2,634	$ 2,730	$ 2,826	$ 2,922	75.5%	76.4%	77.2%	78.0%	78.7%
			Mean	$ 2,792				Mean	77.4%	

Perpetual Growth Terminal Value Analysis

Discount Rate	Enterprise Value					Terminal Value as % of Enterprise Value				
	3.50%	3.75%	4.00%	4.25%	4.50%	3.50%	3.75%	4.00%	4.25%	4.50%
15.0%	$ 2,449	$ 2,496	$ 2,544	$ 2,595	$ 2,648	74.1%	74.6%	75.1%	75.5%	76.0%
15.5%	$ 2,352	$ 2,394	$ 2,438	$ 2,484	$ 2,532	73.2%	73.6%	74.1%	74.6%	75.1%
16.0%	$ 2,262	$ 2,301	$ 2,341	$ 2,383	$ 2,427	72.2%	72.7%	73.2%	73.6%	74.1%
16.5%	$ 2,179	$ 2,215	$ 2,252	$ 2,290	$ 2,330	71.3%	71.8%	72.2%	72.7%	73.2%
17.0%	$ 2,103	$ 2,135	$ 2,169	$ 2,205	$ 2,242	70.4%	70.9%	71.3%	71.8%	72.3%
			Mean	$ 2,351				Mean	73.2%	

All Discounted amounts have been calculated utilizing a mid-year convention.

Sources of information: Company financials, projections and management.

LADENBURG
THALMANN
ESTABLISHED 1876

Valuation Multiples (as of Jan 15, 2010)



EV / LTM EBITDA

HBE	10.6x
WPCS	5.2x
FIX	4.5x
EME	3.4x
IESC	3.3x

Mean 5.4x
Median 4.5x



EV / CY10 EBITDA

FIX	7.0x
EME	4.8x
WPCS	3.2x

Mean 5.0x
Median 4.8x

Sonic Sonic
EME EMCOR Group Inc.
FIX Comfort Systems USA Inc.
IESC Integrated Electrical Services, Inc.
HBE Henry Bros. Electronics, Inc.
WPCS WPCS International Incorporated



EV / CY11 EBITDA

FIX	4.7x
EME	3.8x

Median 4.3x

Indicated Reference Range

	Statistic	Selected Multiple Range	Enterprise Value
FY12 EBITDA	$ 614	3.0x - 4.0x	$ 1,842 - $ 2,456
Indicated Reference Range (Rounded)			$ 1,800 - $ 2,500

May exclude special items, such as extraordinary and non-recurring expenses.

Market Value equals price per share times number of shares outstanding. Enterprise Value equals Market Value plus debt, preferred stock, and minority interests, less cash.

Sources of information: SEC Edgar Filings, Capital IQ, Capital IQ Estimates & FT.com all via Capital IQ and other various securities analysts' estimates and reports.

LADENBURG THALMANN
ESTABLISHED 1876

Comparable Transactions

Valuation Multiples


EV / TTM EBITDA
14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
13.2x
5.9x
6.1x
4.5x
4.5x
5.0x
6.0x
Mean 6.9x
Median 5.9x
GVI Security Solutions, Inc. / GenNx360 Capital Partners
Merit Mechanical / Comfort Systems USA, Inc.
Riddleberger Brothers, Inc. / Comfort Systems USA, Inc.
Major Electric, Inc. / WPCS International Inc.
Voavolo Electric, Inc. / WPCS International Inc.
Selected Min
Selected Max

Indicated Reference Range

($ in thousands)

	Statistic	Selected Multiple Range	Enterprise Value [(1)]
FY12 EBITDA	$ 614	5.0x - 6.0x	$ 3,070 - $ 3,684
Indicated Future Value (Rounded)			$ 3,100 - $ 3,700
Indicated Present Value[(2)]			$ 2,032 - $ 2,439
Indicated Present Value (Rounded)			**$ 2,000 - $ 2,400**

(1) Enterprise Value equals Total Price Paid (common equity value assuming 100% interest acquired) plus total debt, preferred stock, and minority interests, less cash.

(2) Discounted to present value utilizing a WACC of 16.2%.

Sources of information: SEC Edgar Filings, Press Releases, Capital IQ, Mergerstat and Thomson Financial.

Confidential

LADENBURG THALMANN ESTABLISHED 1876

20

Book Value Analysis

- Ladenburg reviewed Sonic's historical and projected book value and noted that Sonic's projected net book value per share is expected to continue to fall over the next few years due to continued net losses.
- Does not take into account any potential dilution from new capital to refinance the credit facility or fund projected losses.

Net Book Value Review

($ in thousands, except per share)

	Historical	Projected		
	Sep 30, 2009	**Dec 31, 2009**	**Sep 30, 2010**	**Sep 30, 2011**
Total Stockholders' Equity	$ 3,942	$ 3,672	$ 3,563	$ 2,133
Shares Outstanding (thousands)	5,211	5,211	5,211	5,211
Book Value per Share	**$ 0.76**	**$ 0.70**	**$ 0.68**	**$ 0.41**

Sources of information: Sonic financial statements and management.

Confidential

LADENBURG THALMANN ESTABLISHED 1876

21

Prior Purchases

- Ladenburg noted the following acquisitions of Sonic common stock by Fusion during the last two years.

		Common Stock Price		Premium	
Fusion Prior Acquisitions					
Date	**No. Shares**	**Acquired Price**	**Day Close**	**Paid**	**Comments**
06/10/2008	225,648	$ 2.75	$ 0.59	366.1%	Shares purchased from Daniel Tamkin (Fmr Chairman, CEO) after option exercise.
01/30/2009	490,000	$ 0.60	$ 0.43	39.5%	Purchased from Heartland Advisors

Sources of information: SEC 13D filings, Stock Prices from FT.com via Capital IQ.

Premiums Paid Analysis

- Ladenburg compared the Merger Consideration with Sonic's closing stock price over various periods over the last six months, and calculated the implied acquisition premiums.

Acquisition Premium Review

Merger Consideration per Share **$ 0.60**

	Closing Price		Mean Price during Period		Volume Weighted Mean Price during Period	
	$	**Premium**	**$**	**Premium**	**$**	**Premium**
Prior Day to 13D Filing (January 13, 2010)	$ 0.36	66.7%				
One Week Prior (January 06, 2010)	$ 0.26	130.8%	$ 0.29	104.5%	$ 0.32	85.1%
One Month Prior (December 14, 2009)	$ 0.20	200.0%	$ 0.24	153.5%	$ 0.27	119.2%
Six Month Prior (July 14, 2009)	$ 0.34	76.5%	$ 0.25	143.0%	$ 0.23	161.0%

Sources of information: Merger Agreement and stock prices from FT.com via Capital IQ.

Confidential

LADENBURG THALMANN ESTABLISHED 1876

23

- Ladenburg compared the Merger Consideration with Sonic's daily closing stock price over the past year and graphed the implied acquisition premium (or discount).



Daily Premium (Discount) to Merger Consideration

January 13, 2009 - January 13, 2010

Sources of information: Merger Agreement and stock prices from FT.com via Capital IQ.

I	FAIRNESS ANALYSIS
II	**SONIC OVERVIEW**
III	APPENDIX

Confidential

LADENBURG THALMANN
ESTABLISHED 1876

- Sonic is a Delaware corporation organized in October 1998 to acquire controlling interests in companies engaged in the design, manufacture, distribution, sale and servicing of fire, life safety, security, energy management, intercom, audio-video communication and other systems. Today, Sonic conducts its business principally in New York and is a leading integrated sound, life safety, audio visual and security solutions provider in the Tri-State area, primarily serving the building and construction industries. Sonic's principal products and services include:

  - *Fire & Life Safety.* For over 30 years, Sonic has provided fire and smoke signaling and detection systems, for institutional, municipal, commercial and residential buildings in the New York City area primarily as a sub-contractor to electrical and general contractors. In addition to developing and marketing its own proprietary signaling and fire detection technology, Sonic acts as a strategic distributor for national manufacturers like Edwards Systems Technology, Firelite, Potter, STI and others.

  - *Transit.* Since 1991 Sonic has designed, installed and maintained sound, life safety and security systems for transit facilities in the New York City metropolitan area. Although effective November 2009 Sonic decided to withhold bidding on major transit-related projects primarily due to historical experiences of extensive delays, Sonic will continue to bid on transit projects of short duration.

  - *Engineered Sound Systems.* As an authorized dealer for a number of leading manufacturers, Sonic is engaged in the sale of engineered sound systems to various users including airline terminals, hospitals and educational and transit facilities.

  - *Audio-Visual ("A/V").* Historically, Sonic's experienced engineering and sales team assisted consultants, architects and construction managers in the design, installation and integration of A/V systems in a variety of metropolitan New York facilities, including healthcare and educational facilities, financial institutions, law firms and others. Sonic has recently, however, announced that it will not participate in future A/V sales primarily due to the recent loss of key personnel (two A/V salespeople and two project engineers) and historically low gross margins on such sales.

  - *Security.* Sonic provides integrated security systems for institutional, municipal, commercial and residential buildings handling design and engineering, product specification, installation, maintenance and personnel training.

  - *Service Solutions.* In addition, Sonic also provides service and support of low voltage systems including fire, sound, security and audio-visual products in the New York metropolitan area.

- As of September 30, 2009, Sonic and its subsidiaries had 70 full time employees, including 29 New York hourly employees (covered by a Collective Bargaining Agreement expiring March 2012).

LADENBURG
THALMANN
ESTABLISHED 1876

- Sonic's common stock was delisted from the Nasdaq on August 17, 2009 for failure to comply with the $1 per share minimum bid price requirement. Sonic is now traded on the Pink Sheets, and closed on January 13, 2010 (the last day prior to the 13D filing announcing the Merger) at $0.36.

- In February 2008, the former president of Sonic resigned, and in June 2008 the former Chief Executive Officer resigned. Subsequently, in June 2008 Mr. Mendez joined the Company as a Director and Chairman of the Board and as President and CEO of the Company.

- The U.S. security industry, a multi-billion dollar market, is generally comprised of both dealers and integrators engaged in the sale and service of intrusion detection, video surveillance, fire detection, access control, integrated security systems and other systems like A/V. According to *SDM*, a leading publication for security dealers and integrators, the annual revenue of industry participants in comprised of the following components: 28% intrusion detection, 23% video surveillance, 18% fire detection, 13% access control, 10% integrated security systems and 5% other systems.

- Like most other domestic industries, the security and life safety market has been adversely affected by the ongoing recession and continued slowdown in the U.S. economy. Factors driving the slowdown in activity include declines and/or delays in nonresidential construction activity, reduced capital spending by commercial businesses, reduced spending by state and local governments, increased price competition and margin pressure, and various others. Given how closely tied it is to new construction, the fire alarm market has been hit particularly hard. In 2009, confidence in the vigor of the fire protection market among industry participants fell for the second year in a row, and many expect continued the near-term activity level to remain challenged as the economic downturn persists.

- Despite such challenges, many industry participants are discovering potential growth areas and sources of revenue within the fire alarm market, including the following:

  - *Existing Retrofit Opportunities*. Many dealers and integrators a pursuing a number of potential retrofit and service opportunities, including (i) updating existing systems not in compliance with local authority code; (ii) servicing existing systems (including those installed by other companies); (iii) offering leases as a means of selling increased system upgrades to customers reluctant to pay for a new installation up front; and (iv) integrating new developments in fire system technology into customers' systems, including mass notification systems, alternative forms of communications (i.e., two-way radio or Internet protocol), networked fire systems and others.

  - *New Regulations*. The fire protection business is driven, to a large degree, by state and local codes – and several new developments on that front could impact both the retrofit and new construction markets. New requirements for advanced capabilities and other provisions of newly adopted codes could generate additional sales for dealers, including a requirement to provide smoke detection in a wider range of building types. (For example, in 2010, the National Fire Protection Association is expected to release a new version of NFPA 72 with enhanced system requirements, of which many state and local municipalities are expected to adopt.)

Sources: *SDM 2009 Industry Forecast Study* and *SDM State of the Market 2009*.

Confidential

LADENBURG
THALMANN
ESTABLISHED 1876

- Ladenburg reviewed Sonic's historical financial data for the five years ended September 30, 2009, and projected information for the three years ending September 30, 2012.

- Ladenburg noted the following with respect to Sonic's historical performance:

  - Revenue has been volatile over the last five years and has ranged from approximately $15.8 million in FY2006 to approximately $20.1 million in FY2008. The components of revenue that drive the volatility include revenue derived from Sonic's Transit and A/V and security divisions. Conversely, revenue derived from Fire Safety and service revenue has been fairly stable and growing consistently over the last five years.
  - Sonic has been unable to generate significant EBITDA over the last five years. From FY2005 to FY2009, normalized EBITDA fell from approximately $0.45 million to a loss of approximately $0.01 million.
  - As of September 30, 2009, Sonic had total debt of approximately $1.55 million and cash of approximately $1.5 million.

- Ladenburg noted the following with respect to Synergx's projected performance:

  - Revenue is expected to fall to approximately $11.6 million by FY2012, primarily as a result of the decision by Sonic management to exit out of the transit and audio visual markets. Revenues for the fire systems and service divisional lines are projected to grow modestly from approximately $11.1 million in FY2009 to approximately $11.6 million in FY2012.
  - With reductions in corporate expenses and the exit out of the loss making transit business, EBITDA is expected to be significantly positive by FY2012 at approximately $0.6 million with an EBITDA margin of 5.3%.
  - The projections do not include subcontract sales which has historically been volatile and difficult to estimate.
  - The projections assume that Sonic is able to refinance its debt when it is due on April 30, 2010, and is able to have access to sufficient additional capital to fund projected losses.

Sonic Summary Financial Data											
($ in thousands, except per share)											
	Historical [1]					**Projected**			**CAGR**		
	FYE September 30,					FYE September 30,					
	2005	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2005 - 2009**	**2009 - 2012**	
Financial Data											
Product Sales	$ 12,358	$ 10,059	$ 12,953	$ 13,075	$ 11,997	$ 9,907	$ 7,347	$ 6,350	-0.7%	-19.1%	
Subcontract Sales	$ 475	$ 665	$ 319	$ 1,728	$ 1,662	$ -	$ -	$ -	36.7%	-100.0%	
Service Revenue	$ 4,798	$ 5,101	$ 5,017	$ 5,301	$ 5,169	$ 5,241	$ 4,999	$ 5,241	1.9%	0.5%	
Total Revenue	$ 17,631	$ 15,825	$ 18,289	$ 20,104	$ 18,828	$ 15,148	$ 12,346	$ 11,591	1.7%	-14.9%	
Normalized EBITDA	$ 454	$ (62)	$ 18	$ (21)	$ (1)	$ 101	$ (632)	$ 614	na	na	
Normalized Net Income (Loss)	$ 126	$ (32)	$ (548)	$ (737)	$ (397)	$ (214)	$ (880)	$ 366	na	na	
Working Capital	$ 7,139	$ 6,137	$ 6,662	$ 3,836	$ 3,228				-18.0%	-100.0%	
Debt	$ 1,487	$ 1,046	$ 2,160	$ 602	$ 1,553				1.1%	-100.0%	
Shareholders Equity	$ 6,831	$ 6,105	$ 5,587	$ 4,327	$ 3,942				-12.8%	-100.0%	
Book Value per Share	$ 1.32	$ 1.17	$ 1.07	$ 0.83	$ 0.76				-12.9%	-100.0%	
Margin Analysis											
Product Sales Gross Profit	29.7%	26.6%	22.8%	17.7%	17.3%	13.7%	10.3%	22.6%			
Subcontract Sales Gross Profit	19.2%	19.1%	18.2%	14.2%	20.6%	na	na	na			
Service Revenue Gross Profit	34.9%	46.3%	49.5%	48.7%	37.2%	41.3%	38.6%	41.3%			
Total Gross Profit	30.8%	32.7%	30.0%	25.6%	23.1%	23.3%	21.8%	31.0%			
Normalized EBITDA	2.6%	-0.4%	0.1%	-0.1%	0.0%	0.7%	-5.1%	5.3%			
Normalized EBIT	1.7%	-1.6%	-1.1%	-1.5%	-1.6%	-0.8%	-6.4%	3.9%			
Growth Data											
Total Revenue		-10.2%	15.6%	9.9%	-6.3%	-19.5%	-18.5%	-6.1%			
Normalized EBITDA		-113.7%	na	-216.7%	na	na	-727.9%	na			
Financial Strength Analysis											
Quick Ratio	2.4	2.4	2.4	1.4	1.3						
Current Ratio	3.0	3.0	3.0	1.8	1.7						
Debt to Normalized EBITDA	3.3	na	120.0	na	na						
Efficiency and Return Analysis											
Days Sales Outstanding	na	151.2	124.6	106.5	90.2						
Days Inventory Outstanding	na	76.2	58.2	48.7	47.6						
Days Payable Outstanding	na	85.4	64.8	66.6	61.4						
Cash Conversion Cycle	na	142.0	118.0	88.6	76.3						

(1) Contains normalizing adjustments, please see full review for details.

Sources of information: Sonic financial statements and management.

Confidential

Sonic Market Performance Review

- Ladenburg reviewed the daily closing market price and trading volume of Sonic's common stock for the last twelve month period ended January 13, 2010 (the day prior to the filing of Fusion's Form 13D amendment).



Sonic Market Performance

Closing Price & Trading Volume | **Relative Performance**

12 Months - January 13, 2009 to January 13, 2010

High $ 0.82
Low $ 0.15
Median $ 0.34
Vol Weighted Mean $ 0.35
Mean $ 0.38
End $ 0.36
Start $ 0.50
Mean Vol. 3,846
Median Vol. 380
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10

180
160
140
120
100
80
60
40
20
0
Sonic -28.0%
Russell 3000 Index 33.4%
S&P 500 Index 31.4%
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10

Other Trading Statistics

	Closing Stock Price				Implied Market Capitalization (thous)[1]			
	Min	Max	Mean	Volume Weighted Mean	Min	Max	Mean	Volume Weighted Mean
30 Day	$ 0.20	$ 0.36	$ 0.24	$ 0.27	$ 1,042	$ 1,876	$ 1,233	$1,427
60 Day	$ 0.15	$ 0.36	$ 0.22	$ 0.24	$ 782	$ 1,876	$ 1,162	$1,273
90 Day	$ 0.15	$ 0.36	$ 0.22	$ 0.24	$ 782	$ 1,876	$ 1,142	$1,262

(1) Based on current common shares outstanding of 5,210,950.

Sources of information: FT.com via Capital IQ.

Confidential

Sonic Normalized Comparative Summary Income Statements

($ in thousands, except per share)

	Historical					Projected		
	FYE September 30,					FYE September 30,		
	2005	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**
Product Sales	$ 12,358	$ 10,059	$ 12,953	$ 13,075	$ 11,997	$ 9,907	$ 7,347	$ 6,350
Subcontract Sales	475	665	319	1,728	1,662	-	-	-
Service Revenue	4,798	5,101	5,017	5,301	5,169	5,241	4,999	5,241
Total Revenue	17,631	15,825	18,289	20,104	18,828	15,148	12,346	11,591
Cost of Product Sales	8,692	7,381	10,005	10,761	9,923	8,547	6,588	4,915
Cost of Subcontract Sales	384	538	261	1,482	1,319	-	-	-
Cost of Service Revenue	3,122	2,738	2,532	2,717	3,245	3,077	3,068	3,077
Total Cost of Revenue	12,198	10,657	12,798	14,960	14,487	11,625	9,656	7,992
Product Sales Gross Profit	3,666	2,678	2,948	2,314	2,074	1,360	759	1,435
Subcontract Sales Gross Profit	91	127	58	246	343	-	-	-
Service Revenue Gross Profit	1,676	2,363	2,485	2,584	1,924	2,164	1,931	2,164
Total Gross Profit	5,433	5,168	5,491	5,144	4,341	3,523	2,690	3,599
Operating Expenses								
General & Administrative	4,993	5,245	5,529	5,212	4,382	3,423	3,322	2,985
Other Operating Expenses	147	178	198	259	278	225	158	158
Total Operating Expenses	5,140	5,423	5,727	5,471	4,660	3,648	3,480	3,143
Operating Income (Loss)	293	(255)	(236)	(327)	(319)	(124)	(790)	456
Interest Income (Expense)	(111)	(106)	(142)	(110)	(63)	(90)	(90)	(90)
Pre-tax Income (Loss)	182	(361)	(378)	(437)	(382)	(214)	(880)	366
Income Tax (Benefit)	56	(329)	170	300	15	-	-	-
Normalized Net Income (Loss)	$ 126	$ (32)	$ (548)	$ (737)	$ (397)	$ (214)	$ (880)	$ 366
Operating Income (Loss)	$ 293	$ (255)	$ (236)	$ (327)	$ (319)	$ (124)	$ (790)	$ 456
plus Stock Based Compensation	$ -	$ -	$ 28	$ 18	$ 12	$ -	$ -	$ -
Normalized EBIT	$ 293	$ (255)	$ (208)	$ (309)	$ (307)	$ (124)	$ (790)	$ 456
plus Depreciation & Amortization	$ 161	$ 193	$ 226	$ 288	$ 306	$ 225	$ 158	$ 158
Normalized EBITDA	$ 454	$ (62)	$ 18	$ (21)	$ (1)	$ 101	$ (632)	$ 614
less Capital Expenditures, net	$ 280	$ 256	$ 281	$ 224	$ 18	$ 25	$ 88	$ 88
Normalized EBITDA - CAPEX	$ 174	$ (318)	$ (263)	$ (245)	$ (19)	$ 76	$ (719)	$ 526
Normalized Earnings per Share								
Normalized Basic EPS	$ 0.02	$ (0.01)	$ (0.11)	$ (0.14)	$ (0.08)	$ (0.04)	$ (0.17)	$ 0.07
Reported Basic EPS	$ 0.03	$ (0.14)	$ (0.10)	$ (0.25)	$ (0.08)	$ (0.07)	$ (0.28)	$ 0.04
Weighted Average Shares Outstanding (thousands)	5,172	5,206	5,211	5,211	5,211	5,211	5,211	5,211
Normalizing Reconciliation								
Reported Net Income (Loss)	$ 130	$ (745)	$ (546)	$ (1,278)	$ (397)	$ (379)	$ (1,435)	$ 196
Add Back (Subtract):								
Public Company Costs	-	-	-	-	-	165	170	170
Discontinued Operations, net of Taxes	(80)	132	-	-	-	-	-	-
Loss (Gain) on Equity Investment	76	437	(98)	(6)	-	-	-	-
Separation/Severance Costs	-	120	-	547	-	-	385	-
Professional Fees	-	24	96	-	-	-	-	-
Adjustments to Income Tax (Benefit)	-	-	-	-	-	-	-	-
Normalized Net Income (Loss)	$ 126	$ (32)	$ (548)	$ (737)	$ (397)	$ (214)	$ (880)	$ 366

Sources of information: Sonic financial statements and management.

LADENBURG THALMANN ESTABLISHED 1876

Financial Review

Project Sonic Fusion

	Historical					**Projected**		
	FYE September 30,					**FYE September 30,**		
Sonic Normalized Common Sized Summary Income Statements	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**
Product Sales	70.1%	63.6%	70.8%	65.0%	63.7%	65.4%	59.5%	54.8%
Subcontract Sales	2.7%	4.2%	1.7%	8.6%	8.8%	0.0%	0.0%	0.0%
Service Revenue	27.2%	32.2%	27.4%	26.4%	27.5%	34.6%	40.5%	45.2%
Total Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Product Sales	49.3%	46.6%	54.7%	53.5%	52.7%	56.4%	53.4%	42.4%
Cost of Subcontract Sales	2.2%	3.4%	1.4%	7.4%	7.0%	0.0%	0.0%	0.0%
Cost of Service Revenue	17.7%	17.3%	13.8%	13.5%	17.2%	20.3%	24.8%	26.5%
Total Cost of Revenue	69.2%	67.3%	70.0%	74.4%	76.9%	76.7%	78.2%	69.0%
Product Sales Gross Profit	29.7%	26.6%	22.8%	17.7%	17.3%	13.7%	10.3%	22.6%
Subcontract Sales Gross Profit	19.2%	19.1%	18.2%	14.2%	20.6%	na	na	na
Service Revenue Gross Profit	34.9%	46.3%	49.5%	48.7%	37.2%	41.3%	38.6%	41.3%
Total Gross Profit	30.8%	32.7%	30.0%	25.6%	23.1%	23.3%	21.8%	31.0%
Operating Expenses								
General & Administrative	28.3%	33.1%	30.2%	25.9%	23.3%	22.6%	26.9%	25.8%
Other Operating Expenses	0.8%	1.1%	1.1%	1.3%	1.5%	1.5%	1.3%	1.4%
Total Operating Expenses	29.2%	34.3%	31.3%	27.2%	24.8%	24.1%	28.2%	27.1%
Operating Income (Loss)	1.7%	-1.6%	-1.3%	-1.6%	-1.7%	-0.8%	-6.4%	3.9%
Interest Income (Expense)	-0.6%	-0.7%	-0.8%	-0.5%	-0.3%	-0.6%	-0.7%	-0.8%
Pre-tax Income (Loss)	1.0%	-2.3%	-2.1%	-2.2%	-2.0%	-1.4%	-7.1%	3.2%
Income Tax (Benefit)	0.3%	-2.1%	0.9%	1.5%	0.1%	0.0%	0.0%	0.0%
Normalized Net Income (Loss)	0.7%	-0.2%	-3.0%	-3.7%	-2.1%	-1.4%	-7.1%	3.2%
Operating Income (Loss)	1.7%	-1.6%	-1.3%	-1.6%	-1.7%	-0.8%	-6.4%	3.9%
plus Stock Based Compensation	0.0%	0.0%	0.2%	0.1%	0.1%	0.0%	0.0%	0.0%
Normalized EBIT	**1.7%**	**-1.6%**	**-1.1%**	**-1.5%**	**-1.6%**	**-0.8%**	**-6.4%**	**3.9%**
plus Depreciation & Amortization	0.9%	1.2%	1.2%	1.4%	1.6%	1.5%	1.3%	1.4%
Normalized EBITDA	**2.6%**	**-0.4%**	**0.1%**	**-0.1%**	**0.0%**	**0.7%**	**-5.1%**	**5.3%**
less Capital Expenditures, net	1.6%	1.6%	1.5%	1.1%	0.1%	0.2%	0.7%	0.8%
Normalized EBITDA - CAPEX	**1.0%**	**-2.0%**	**-1.4%**	**-1.2%**	**-0.1%**	**0.5%**	**-5.8%**	**4.5%**
Normalizing Reconciliation								
Reported Net Income (Loss)	0.7%	-4.7%	-3.0%	-6.4%	-2.1%	-2.5%	-11.6%	1.7%
Add Back (Subtract):								
Public Company Costs	0.0%	0.0%	0.0%	0.0%	0.0%	1.1%	1.4%	1.5%
Discontinued Operations, net of Taxes	-0.5%	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Extraordinary Items, net of Taxes	0.0%	0.0%	-0.5%	0.0%	0.0%	0.0%	0.0%	0.0%
Loss (Gain) on Equity Investment	0.4%	2.8%	-0.5%	0.0%	0.0%	0.0%	0.0%	0.0%
Separation/Severance Costs	0.0%	0.8%	0.0%	2.7%	0.0%	0.0%	3.1%	0.0%
Professional Fees	0.0%	0.2%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%
Adjustments to Income Tax (Benefit)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Normalized Net Income (Loss)	0.7%	-0.2%	-3.0%	-3.7%	-2.1%	-1.4%	-7.1%	3.2%

Sources of information: Sonic financial statements and management.

Confidential

Sonic Comparative Summary Balance Sheets

($ in thousands, except per share)

| | Historical | | | | |
| | September 30, | | | | |
Assets	2005	2006	2007	2008	2009
Current Assets					
Cash & Equivalents	$ 590	$ 273	$ 253	$ 263	$ 1,502
Accounts Receivable	7,093	6,019	6,466	5,271	4,031
Inventory	2,408	2,040	2,042	1,948	1,831
Deferred Income Taxes	278	516	330	-	-
Prepaid & Other	268	295	888	988	313
Total Current Assets	10,637	9,143	9,979	8,470	7,677
Property & Equipment, net	641	776	831	816	559
Other Assets	596	211	233	250	186
	$ 11,874	$ 10,130	$ 11,043	$ 9,536	$ 8,422
Liabilities & Stockholders' Equity					
Current Liabilities					
Accounts Payable & Accrued Expenses	$ 2,912	$ 2,075	$ 2,466	$ 2,994	$ 1,882
Notes Payable	32	27	21	27	1,522
Other	554	904	830	1,613	1,045
Total Current Liabilities	3,498	3,006	3,317	4,634	4,449
Long Term Debt	1,455	1,019	2,139	575	31
Deferred Income Taxes	90	-	-	-	-
Total Liabilities	5,043	4,025	5,456	5,209	4,480
Stockholders' Equity					
Common Stock	5	5	5	5	5
Paid in Capital	6,785	6,804	6,832	6,850	6,862
Accumulated Earnings	41	(704)	(1,250)	(2,528)	(2,925)
Total Stockholders' Equity	6,831	6,105	5,587	4,327	3,942
	$ 11,874	$ 10,130	$ 11,043	$ 9,536	$ 8,422
Net Working Capital	$ 6,581	$ 5,891	$ 6,430	$ 3,600	$ 3,248
Working Capital	$ 7,139	$ 6,137	$ 6,662	$ 3,836	$ 3,228
Debt	$ 1,487	$ 1,046	$ 2,160	$ 602	$ 1,553
Net Debt	$ 897	$ 773	$ 1,907	$ 339	$ 51
Total Capitalization	$ 8,318	$ 7,151	$ 7,747	$ 4,929	$ 5,495
Shares Outstanding (thousands)	5,192	5,211	5,211	5,211	5,211
Book Value per Share	$ 1.32	$ 1.17	$ 1.07	$ 0.83	$ 0.76

Sources of information: Sonic financial statements and management.

Sonic Common Sized Summary Balance Sheets

	Historical				
	September 30,				
Assets	**2005**	**2006**	**2007**	**2008**	**2009**
Current Assets					
Cash & Equivalents	5.0%	2.7%	2.3%	2.8%	17.8%
Accounts Receivable	59.7%	59.4%	58.6%	55.3%	47.9%
Inventory	20.3%	20.1%	18.5%	20.4%	21.7%
Deferred Income Taxes	2.3%	5.1%	3.0%	0.0%	0.0%
Prepaid & Other	2.3%	2.9%	8.0%	10.4%	3.7%
Total Current Assets	89.6%	90.3%	90.4%	88.8%	91.2%
Property & Equipment, net	5.4%	7.7%	7.5%	8.6%	6.6%
Other Assets	5.0%	2.1%	2.1%	2.6%	2.2%
	100.0%	100.0%	100.0%	100.0%	100.0%
Liabilities & Stockholders' Equity					
Current Liabilities					
Accounts Payable & Accrued Expenses	24.5%	20.5%	22.3%	31.4%	22.3%
Notes Payable	0.3%	0.3%	0.2%	0.3%	18.1%
Other	4.7%	8.9%	7.5%	16.9%	12.4%
Total Current Liabilities	29.5%	29.7%	30.0%	48.6%	52.8%
Long Term Debt	12.3%	10.1%	19.4%	6.0%	0.4%
Deferred Income Taxes	0.8%	0.0%	0.0%	0.0%	0.0%
Total Liabilities	42.5%	39.7%	49.4%	54.6%	53.2%
Stockholders' Equity					
Common Stock	0.0%	0.0%	0.0%	0.1%	0.1%
Paid in Capital	57.1%	67.2%	61.9%	71.8%	81.5%
Accumulated Earnings	0.3%	-6.9%	-11.3%	-26.5%	-34.7%
Total Stockholders' Equity	57.5%	60.3%	50.6%	45.4%	46.8%
	100.0%	100.0%	100.0%	100.0%	100.0%
Net Working Capital	60.1%	60.6%	60.3%	40.2%	38.3%
Debt	12.5%	10.3%	19.6%	6.3%	18.4%
Net Debt	7.6%	7.6%	17.3%	3.6%	0.6%
Total Capitalization	70.1%	70.6%	70.2%	51.7%	65.2%

Sources of information: Sonic financial statements and management.

Discounted Cash Flow Analysis

Project Sonic Fusion

Free Cash Flow Projections

($ in thousands)

	Historical		Projected		
	FYE Sep 30		FYE Sep 30		
	2008	2009	2010	2011	2012
Free Cash Flows					
Revenue					
Product Sales	$ 13,075	$ 11,997	$ 9,907	$ 7,347	$ 6,350
Subcontract Sales	1,728	1,662	-	-	-
Service Revenue	5,301	5,169	5,241	4,999	5,241
	20,104	**18,828**	**15,148**	**12,346**	**11,591**
Cost of Goods Sold	14,960	14,487	11,625	9,656	7,992
Gross Margin	**5,144**	**4,341**	**3,523**	**2,690**	**3,599**
General & Admin	5,212	4,382	3,423	3,322	2,985
Other	(47)	(40)	-	-	-
	5,165	4,342	3,423	3,322	2,985
Normalized EBITDA	**(21)**	**(1)**	**101**	**(632)**	**614**
Stock Based Comp	18	12	-	-	-
Other Expenses	541	-	-	385	-
Deprec. & Amort.	288	306	225	158	158
EBIT	**(868)**	**(319)**	**(124)**	**(1,175)**	**456**
Income Taxes (1)	-	-	-	-	-
Unlevered After-tax Income	**(868)**	**(319)**	**(124)**	**(1,175)**	**456**
Add: Deprec. & Amort.	288	306	225	158	158
Add: Change in Net WC	2,500	352	543	705	14
Less: Capital Expenditures	224	18	25	88	88
Unlevered Free Cash Flows	**$ 1,696**	**$ 321**	**$ 619**	**$ (399)**	**$ 540**
Margin Analysis					
Gross Margin	25.6%	23.1%	23.3%	21.8%	31.0%
EBITDA	-0.1%	0.0%	0.7%	-5.1%	5.3%
EBIT	-4.3%	-1.7%	-0.8%	-9.5%	3.9%
Unlevered After-tax Income	-4.3%	-1.7%	-0.8%	-9.5%	3.9%

	Hist	Projected		
	FYE Sep 30	FYE Sep 30		
	2009	2010	2011	2012
Growth Analysis				
Revenue				
Product Sales	-8.2%	-17.4%	-25.8%	-13.6%
Subcontract Sales	-3.8%	-100.0%	na	na
Service Revenue	-2.5%	1.4%	-4.6%	4.8%
	-6.3%	**-19.5%**	**-18.5%**	**-6.1%**
Cost of Goods Sold	-3.2%	-19.8%	-16.9%	-17.2%
Gross Margin	**-15.6%**	**-18.8%**	**-23.6%**	**33.8%**
General & Admin	-15.9%	-21.9%	-2.9%	-10.2%
Other	na	na	na	na
	-15.9%	-21.2%	-2.9%	-10.2%
Normalized EBITDA	**na**	**na**	**-727.9%**	**na**
Stock Based Comp	-33.3%	-100.0%	na	na
Other Expenses	-100.0%	na	na	-100.0%
Deprec. & Amort.	6.3%	-26.5%	-29.8%	0.0%
EBIT	**na**	**na**	**na**	**na**
Income Taxes (1)	na	na	na	na
Unlevered After-tax Income	**na**	**na**	**na**	**na**
Add: Deprec. & Amort.	6.3%	-26.5%	-29.8%	0.0%
Add: Change in Net WC	-85.9%	54.3%	29.9%	-98.1%
Less: Capital Expenditures	-92.0%	38.9%	250.0%	0.0%
Unlevered Free Cash Flows	**na**	**92.8%**	**-164.4%**	**na**
Compound Average Growth Rate Analysis				
Total Revenue	na	-19.5%	-19.0%	-14.9%
Normalized EBITDA	na	na	na	na
Unlevered After-tax Income	na	na	na	na
Unlevered Free Cash Flows	na	92.8%	na	18.9%

(1) Income taxes for the historical periods are pro forma adjusted to reflect cash flows on an unlevered basis (assuming no interest expense).

Sources of information: Company financials, projections and management.

Discounted Cash Flow Analysis

Working Capital, Growth and Income Tax

($ in thousands)

	Historical		Projected		
	FYE Sep 30		FYE Sep 30		
	2008	2009	2010	2011	2012
Non-Cash Working Capital Assumptions					
AR Days Outstanding	96	78	89	98	105
A/R - % Sales	26.2%	21.4%	24.4%	26.9%	28.7%
Days Inventory Outs.	48	46	42	39	47
Inv - % CGS	13.0%	12.6%	11.4%	10.7%	12.9%
Prepay - % CGS & Op Exp	4.9%	1.7%	0.5%	0.4%	0.3%
AP Days Outstanding	73	47	50	60	73
A/P - % CGS	20.0%	13.0%	13.7%	16.5%	20.0%
Acc Exp - % CGS & Op Exp	8.0%	5.5%	5.4%	6.3%	7.4%
Non-Cash Net Working Capital					
Accounts Receivable	$ 5,271	$ 4,031	$ 3,701	$ 3,319	$ 3,330
Inventory	1,948	1,831	1,331	1,031	1,031
Prepayments	988	313	80	56	32
Accounts Payable	2,994	1,882	1,595	1,595	1,595
Unearned Rev	1,613	1,045	812	812	812
Non-Cash Net WC	$ 3,600	$ 3,248	$ 2,705	$ 1,999	$ 1,986
Change in Non-Cash Net WC	$ 2,500	$ 352	$ 543	$ 705	$ 14

	Historical		Projected		
	FYE Sep 30		FYE Sep 30		
	2008	2009	2010	2011	2012
Income Tax Expense and Assumptions					
Statutory Tax Rate	0.0%	0.0%	38.0%	38.0%	38.0%
Effective Tax Rate	0.0%	0.0%	0.0%	0.0%	0.0%
Other Taxes	0.0%	0.0%	0.0%	0.0%	0.0%
Current Period Tax	na	na	$ (47)	$ (446)	$ 173
NOL Usage	na	na	47	446	(173)
Other Taxes	na	na	-	-	-
Income Tax Expense	$ -	$ -	$ -	$ -	$ -
Beginning NOL Balance			1,700	1,824	2,999
Unlevered Pre-tax Income			(124)	(1,175)	456
Ending NOL Balance		$ 1,700	$ 1,824	$ 2,999	$ 2,543

Long Term Growth Assumptions

	Growth of $1.00	Annual Growth		Growth of $1.00	Annual Growth
FY2012	$ 1.00				
FY2013	$ 1.05	5.0%	FY2023	$ 1.68	3.0%
FY2014	$ 1.10	5.0%	FY2024	$ 1.73	3.0%
FY2015	$ 1.16	5.0%	FY2025	$ 1.78	3.0%
FY2016	$ 1.22	5.0%	FY2026	$ 1.83	3.0%
FY2017	$ 1.28	5.0%	FY2027	$ 1.89	3.0%
FY2018	$ 1.34	5.0%	FY2028	$ 1.94	3.0%
FY2019	$ 1.41	5.0%	FY2029	$ 2.00	3.0%
FY2020	$ 1.48	5.0%	FY2030	$ 2.06	3.0%
FY2021	$ 1.55	5.0%	FY2031	$ 2.13	3.0%
FY2022	$ 1.63	5.0%	FY2032	$ 2.19	3.0%
20 Year Growth Equivalent					**4.0%**

Sources of information: Company financials, projections and management.

Confidential

LADENBURG THALMANN ESTABLISHED 1876

38

Cost of Capital, Net Debt and Stock Equivalents

($ in thousands)

Weighted Average Cost of Capital (WACC)

	Assumed % of Total Capital [3]	Nominal Rate	Effective Tax Rate	Cost of Capital	WACC
Debt	27.6%	6.2%	38.0%	3.9%	1.1%
Equity	72.4%	20.9%		20.9%	15.1%
	100.0%				**16.2%**

Cost of Equity

Riskless [1]		
	20 year Treasury Coupon (Rf)	4.6%
Risk [2]		
	Equity Risk Premium (EP)	6.5%
	Industry Risk Premium (IP)	4.0%
	Size Premium (SP)	5.8%
Company Specific		
	Company Specific Risk	0.0%
		20.9%

Net Debt Analysis

Type of Debt	Nominal Rate	as of 30-Sep-09	% of of Debt	Weighted Cost of Debt
Note Payable	6.25%	$ 1,497	96.4%	6.0%
Secured Loan	5.90%	56	3.6%	0.2%
		1,553	100.0%	6.2%
Cash And Equivalents				
Cash on Hand		1,502		
		$ 51		

Common Stock Equivalents

	as of 30-Sep-09
Common Stock Equivalents (in thousands)	
Common Stock Outstanding	5,211
ITM Options	-
	5,211

(1) As reported by the Federal Reserve Board on a weekly-average basis for the week ended January 15, 2010.

(2) Sourced from the Ibbotson SBBI Valuation Edition 2009 Yearbook & June 2009 Quarterly Update. Industry risk premium based on the SIC code 1731 (Electrical Work).

(3) Based on the median debt to total capitalization of SIC code 1731 (Electrical Work).

Sources of information: Company financials, projections & management, Ibbotson 2009 SBBI and Federal Reserve Board.

LADENBURG THALMANN ESTABLISHED 1876

Rankings & Valuation Fundamentals (as of Jan 15, 2010)

($ in thousands)

Size — LTM Revenue	
EME	$ 5,869,809
Mean	1,580,546
FIX	1,206,817
IESC	665,997
WPCS	99,651
HBE	60,454
Sonic	18,828

Size — LTM EBITDA	
EME	$ 364,927
Mean	93,357
FIX	81,509
IESC	12,678
WPCS	4,853
HBE	2,816
Sonic	(1)

Size — LTM Net Income	
EME	$ 187,746
Mean	46,283
FIX	39,584
IESC	2,253
WPCS	1,243
HBE	590
Sonic	(397)

Leverage — Debt & PS to TIC	
Sonic	37.3%
IESC	27.2%
WPCS	26.4%
HBE	16.9%
Mean	16.5%
EME	10.3%
FIX	1.7%

Leverage — Debt / EBITDA	
IESC	2.3x
HBE	1.9
WPCS	1.8
Mean	1.3
EME	0.5
FIX	0.1

Sonic	Sonic
EME	EMCOR Group Inc.
FIX	Comfort Systems USA Inc.
IESC	Integrated Electrical Services, Inc.
HBE	Henry Bros. Electronics, Inc.
WPCS	WPCS International Incorporated

Growth — CY09 Revenue Growth	
Sonic	0.0%
WPCS	-7.0%
Mean	-12.9%
FIX	-13.6%
EME	-18.2%

Growth — CY10 Revenue Growth	
WPCS	17.5%
Mean	3.1%
EME	-1.7%
FIX	-6.5%
Sonic	-19.5%

Growth — CY11 Revenue Growth	
FIX	26.5%
Mean	19.5%
EME	12.5%
Sonic	-18.5%

Growth — LFY EBITDA Growth	
HBE	249.2%
FIX	61.3%
Mean	55.5%
EME	49.2%
WPCS	-35.7%

Growth — CY10 EBITDA Growth	
WPCS	69.6%
Mean	9.9%
EME	-16.1%
FIX	-23.9%

Growth — CY11 EBITDA Growth	
FIX	48.1%
Mean	36.5%
EME	24.9%
Sonic	-727.9%

Profitability — LTM EBITDA Margin	
FIX	6.8%
EME	6.2%
Mean	4.9%
WPCS	4.9%
HBE	4.7%
IESC	1.9%
Sonic	0.0%

Profitability — CY10 EBITDA Margin	
WPCS	6.7%
Mean	5.5%
FIX	4.9%
EME	4.8%
Sonic	0.7%

Profitability — CY11 EBITDA Margin	
FIX	5.7%
Mean	5.5%
EME	5.3%
Sonic	-5.1%

Efficiency — WC to Revenue	
HBE	23.9%
WPCS	22.4%
IESC	18.3%
Mean	17.8%
Sonic	17.1%
FIX	13.7%
EME	10.6%

May exclude special items, such as extraordinary and non-recurring expenses.

Market Value equals price per share times number of shares outstanding. Enterprise Value equals Market Value plus debt, preferred stock, and minority interests, less cash.

Sources of information: SEC Edgar Filings, Capital IQ, Capital IQ Estimates & FT.com all via Capital IQ and other various securities analysts' estimates and reports.

							EV as a Multiple of							
				Values [2]			Revenue					EBITDA		
		15-Jan-10 Stock Price	% Below/Above 52-week	Market	Enterprise			Est.					Est.	
Company [1]	Ticker	SP	High-Low	MV	EV	LTM	CY09	CY10	CY11	LTM	CY09	CY10	CY11
EMCOR Group Inc.	EME	$ 25.800	7.5% - 47.4%	$ 1,700,994	$ 1,257,347	0.21x	0.23x	0.23x	0.20x	3.4x	4.0x	4.8x	3.8x
Comfort Systems USA Inc.	FIX	$ 13.090	1.3% - 38.2%	500,352	368,114	0.31	0.32	0.34	0.27	4.5	5.3	7.0	4.7
Integrated Electrical Services	IESC	$ 5.250	52.4% - 0.0%	76,745	41,258	0.06	na	na	na	3.3	na	na	na
Henry Bros. Electronics, Inc.	HBE	$ 4.370	41.8% - 13.3%	26,373	29,710	0.49	na	na	na	10.6	na	na	na
WPCS International Incorpora	WPCS	$ 3.400	16.3% - 60.9%	23,603	25,278	0.25	0.25	0.22	na	5.2	5.5	3.2	na
			High	$ 1,700,994	$ 1,257,347	0.49x	0.32x	0.34x	0.27x	10.6x	5.5x	7.0x	4.7x
			Mean	465,613	344,341	0.27	0.27	0.26	0.24	5.4	4.9	5.0	4.3
			Median	76,745	41,258	0.25	0.25	0.23	0.24	4.5	5.3	4.8	4.3
			Low	23,603	25,278	0.06	0.23	0.22	0.20	3.3	4.0	3.2	3.8
Sonic	Sonic	$ 0.500	39.0% - 70.0%	$ 2,606	$ 2,657	0.14x	0.14x	0.18x	0.22x	na	na	26.4x	na

($ in thousands, except per share)

Valuation Multiples

(1) May exclude special items, such as extraordinary and non-recurring expenses.

(2) Market Value equals price per share times number of shares outstanding. Enterprise Value equals Market Value plus debt, preferred stock, and minority interests, less cash.

Sources of information: SEC Edgar Filings, Capital IQ, Capital IQ Estimates & FT.com all via Capital IQ and other various securities analysts' estimates and reports.

Comparable Company Analysis

Project Sonic Fusion

Margin and Other Analyses

($ in thousands)

	LTM							as of Latest Available Filing						
		Margin (% of Revenue)				Return on Average					Cash		Debt &	
		Gross			Net		Common	Days Outstanding			Conversion	Current	Pref. Stock	Debt to
Company [1]	Revenue	Margin	EBITDA	EBIT	Income	Assets	Equity	Sales	Inventory	Payable	Cycle	Ratio	to TIC	EBITDA
EMCOR Group Inc.	$ 5,869,809	14.6%	6.2%	5.4%	3.2%	6.2%	16.9%	86.0	3.4	32.5	57.0	1.4	10.3%	0.5x
Comfort Systems USA Inc.	1,206,817	20.3%	6.8%	5.7%	3.3%	6.7%	13.4%	82.7	4.0	33.0	53.8	1.6	1.7%	0.1
Integrated Electrical Service	665,997	16.8%	1.9%	1.2%	0.3%	0.8%	1.6%	87.3	7.6	26.4	68.5	2.2	27.2%	2.3
Henry Bros. Electronics, Inc.	60,454	26.3%	4.7%	3.1%	1.0%	1.7%	3.6%	131.0	9.7	45.9	94.8	2.5	16.9%	1.9
WPCS International Incorpo	99,651	28.1%	4.9%	2.3%	1.2%	1.5%	2.1%	109.3	14.2	51.1	72.4	2.1	26.4%	1.8
High	*$ 5,869,809*	*28.1%*	*6.8%*	*5.7%*	*3.3%*	*6.7%*	*16.9%*	*131.0*	*14.2*	*51.1*	*94.8*	*2.5*	*27.2%*	*2.3x*
Mean	*1,580,546*	*21.2%*	*4.9%*	*3.6%*	*1.8%*	*3.4%*	*7.5%*	*99.3*	*7.8*	*37.8*	*69.3*	*2.0*	*16.5%*	*1.3*
Median	*665,997*	*20.3%*	*4.9%*	*3.1%*	*1.2%*	*1.7%*	*3.6%*	*87.3*	*7.6*	*33.0*	*68.5*	*2.1*	*16.9%*	*1.8*
Low	*60,454*	*14.6%*	*1.9%*	*1.2%*	*0.3%*	*0.8%*	*1.6%*	*82.7*	*3.4*	*26.4*	*53.8*	*1.4*	*1.7%*	*0.1*
Sonic	$ 18,828	23.1%	0.0%	-1.6%	-2.1%	-4.7%	-10.1%	79.1	46.1	47.1	78.2	1.7	37.3%	na

(1) May exclude special items, such as extraordinary and non-recurring expenses.

Sources of information: SEC Edgar Filings, Capital IQ & FT.com all via Capital IQ.

Confidential

Margin Analysis

Company (1)	LFY Period	LTM Period	Gross Margin LFY-2	Gross Margin LFY-1	Gross Margin LFY	Gross Margin LTM	EBITDA LFY-2	EBITDA LFY-1	EBITDA LFY	EBITDA LTM	EBITDA Est. CY09	EBITDA Est. CY10	EBITDA Est. CY11	Net Income LFY-2	Net Income LFY-1	Net Income LFY	Net Income LTM
EMCOR Group Inc.	31-Dec-08	30-Sep-09	11.3%	11.9%	13.3%	14.6%	2.9%	4.2%	5.5%	6.2%	5.6%	4.8%	5.3%	1.8%	2.2%	2.9%	3.2%
Comfort Systems USA Inc.	31-Dec-08	30-Sep-09	16.2%	17.8%	19.7%	20.3%	4.9%	5.3%	7.2%	6.8%	6.0%	4.9%	5.7%	2.7%	2.9%	3.7%	3.3%
Integrated Electrical Services,	30-Sep-09	30-Sep-09	16.3%	16.1%	16.8%	16.8%	2.5%	2.9%	1.9%	1.9%	na	na	na	0.0%	0.5%	0.3%	0.3%
Henry Bros. Electronics, Inc.	31-Dec-08	30-Sep-09	26.9%	22.1%	25.5%	26.3%	-1.2%	2.1%	6.8%	4.7%	na	na	na	-2.5%	-0.4%	2.5%	1.0%
WPCS International Incorporat	30-Apr-09	31-Oct-09	31.7%	27.9%	26.9%	28.1%	12.9%	9.0%	5.5%	4.9%	4.6%	6.7%	na	6.6%	4.0%	1.6%	1.2%
		High	*31.7%*	*27.9%*	*26.9%*	*28.1%*	*12.9%*	*9.0%*	*7.2%*	*6.8%*	*6.0%*	*6.7%*	*5.7%*	*6.6%*	*4.0%*	*3.7%*	*3.3%*
		Mean	*20.5%*	*19.2%*	*20.4%*	*21.2%*	*4.4%*	*4.7%*	*5.4%*	*4.9%*	*5.4%*	*5.5%*	*5.5%*	*1.7%*	*1.8%*	*2.2%*	*1.8%*
		Median	*16.3%*	*17.8%*	*19.7%*	*20.3%*	*2.9%*	*4.2%*	*5.5%*	*4.9%*	*5.6%*	*4.9%*	*5.5%*	*1.8%*	*2.2%*	*2.5%*	*1.2%*
		Low	*11.3%*	*11.9%*	*13.3%*	*14.6%*	*-1.2%*	*2.1%*	*1.9%*	*1.9%*	*4.6%*	*4.8%*	*5.3%*	*-2.5%*	*-0.4%*	*0.3%*	*0.3%*
Sonic	30-Sep-09	30-Sep-09	30.0%	25.6%	23.1%	23.1%	-0.4%	-0.1%	0.0%	0.0%	0.0%	0.7%	-5.1%	-3.5%	-3.7%	-2.1%	-2.1%

(1) May exclude special items, such as extraordinary and non-recurring expenses.

Sources of information: SEC Edgar Filings, Capital IQ, Capital IQ Estimates & FT.com all via Capital IQ and other various securities analysts' estimates and reports.

Comparable Company Analysis

Project Sonic Fusion

Growth Analysis

Company [1]	LFY Period	Revenue LFY-1	Revenue LFY	Revenue Est. CY09	Revenue Est. CY10	Revenue Est. CY11	EBITDA LFY-1	EBITDA LFY	EBITDA Est. CY09	EBITDA Est. CY10	EBITDA Est. CY11	Diluted EPS LFY-1	Diluted EPS LFY	Diluted EPS Est. CY09	Diluted EPS Est. CY10	Est. 5 Yr Growth
EMCOR Group Inc.	31-Dec-08	20.9%	14.5%	-18.2%	-1.7%	12.5%	78.1%	49.2%	-16.2%	-16.1%	24.9%	46.6%	51.8%	-17.1%	-15.5%	20.0%
Comfort Systems USA Inc.	31-Dec-08	5.0%	19.7%	-13.6%	-6.5%	26.5%	15.3%	61.3%	-27.7%	-23.9%	48.1%	14.5%	55.7%	-13.8%	-25.9%	7.5%
Integrated Electrical Services, In	30-Sep-09	-8.1%	-18.6%	na	na	na	7.7%	-46.3%	na	na	na	2900.0%	-46.7%	na	na	na
Henry Bros. Electronics, Inc.	31-Dec-08	37.3%	7.8%	na	na	na	na	249.2%	na	na	na	na	na	na	na	na
WPCS International Incorporatec	30-Apr-09	44.9%	5.6%	-7.0%	17.5%	na	0.9%	-35.7%	-21.4%	69.6%	na	-27.8%	-55.8%	-21.7%	122.2%	na
	High	*44.9%*	*19.7%*	*-7.0%*	*17.5%*	*26.5%*	*78.1%*	*249.2%*	*-16.2%*	*69.6%*	*48.1%*	*2900.0%*	*55.7%*	*-13.8%*	*122.2%*	*20.0%*
	Mean	*20.0%*	*5.8%*	*-12.9%*	*3.1%*	*19.5%*	*25.5%*	*55.5%*	*-21.7%*	*9.9%*	*36.5%*	*733.3%*	*1.3%*	*-17.5%*	*26.9%*	*13.8%*
	Median	*20.9%*	*7.8%*	*-13.6%*	*-1.7%*	*19.5%*	*11.5%*	*49.2%*	*-21.4%*	*-16.1%*	*36.5%*	*30.6%*	*2.6%*	*-17.1%*	*-15.5%*	*13.8%*
	Low	*-8.1%*	*-18.6%*	*-18.2%*	*-6.5%*	*12.5%*	*0.9%*	*-46.3%*	*-27.7%*	*-23.9%*	*24.9%*	*-27.8%*	*-55.8%*	*-21.7%*	*-25.9%*	*7.5%*
Sonic	30-Sep-09	9.9%	-6.3%	0.0%	-19.5%	-18.5%	na	na	na	na	-727.9%	na	na	na	na	na

(1) May exclude special items, such as extraordinary and non-recurring expenses.

Sources of information: SEC Edgar Filings, Capital IQ, Capital IQ Estimates & FT.com all via Capital IQ and other various securities analysts' estimates and reports.

Confidential

LADENBURG THALMANN ESTABLISHED 1876

44

Comparable Company Analysis

Project Sonic Fusion

Income Statement Overview

($ in thousands, except per share)

			Revenue					EBITDA					Diluted EPS			
					Est. [2]					Est. [2]					Est. [2]	
Company [1]	**LTM-1 Period**	**LTM Period**	**LTM-1**	**LTM**	**CY09**	**CY10**	**CY11**	**LTM-1**	**LTM**	**CY09**	**CY10**	**CY11**	**LTM-1**	**LTM**	**CY09**	**CY10**
EMCOR Group Inc.	31-Dec-08	30-Sep-09	$ 6,785,242	$ 5,869,809	$ 5,551,760	$ 5,455,440	$ 6,139,500	$ 373,623	$ 364,927	$ 313,100	$ 262,700	$ 328,000	$ 2.96	$ 2.79	$ 2.31	$ 1.96
Comfort Systems USA Inc.	31-Dec-08	30-Sep-09	1,328,465	1,206,817	1,147,510	1,073,032	1,357,000	95,616	81,509	69,150	52,654	78,000	1.23	1.02	0.88	0.65
Integrated Electrical Servic	30-Sep-08	30-Sep-09	818,287	665,997	na	na	na	23,602	12,678	na	na	na	0.30	0.16	na	na
Henry Bros. Electronics, Inc	31-Dec-08	30-Sep-09	62,357	60,454	na	na	na	4,217	2,816	na	na	na	0.26	0.10	na	na
WPCS International Incorpo	30-Apr-09	31-Oct-09	107,101	99,651	99,600	117,000	na	5,849	4,853	4,600	7,800	na	0.23	0.18	0.18	0.40
		High	*$ 6,785,242*	*$ 5,869,809*	*$ 5,551,760*	*$ 5,455,440*	*$ 6,139,500*	*$ 373,623*	*$ 364,927*	*$ 313,100*	*$ 262,700*	*$ 328,000*	*$ 2.96*	*$ 2.79*	*$ 2.31*	*$ 1.96*
		Mean	*1,820,291*	*1,580,546*	*2,266,290*	*2,215,157*	*3,748,250*	*100,581*	*93,357*	*128,950*	*107,718*	*203,000*	*1.00*	*0.85*	*1.12*	*1.00*
		Median	*818,287*	*665,997*	*1,147,510*	*1,073,032*	*3,748,250*	*23,602*	*12,678*	*69,150*	*52,654*	*203,000*	*0.30*	*0.18*	*0.88*	*0.65*
		Low	*62,357*	*60,454*	*99,600*	*117,000*	*1,357,000*	*4,217*	*2,816*	*4,600*	*7,800*	*78,000*	*0.23*	*0.10*	*0.18*	*0.40*
Sonic	30-Sep-09	30-Sep-09	$ 18,828	$ 18,828	$ 18,828	$ 15,148	$ 12,346	$ (1)	$ (1)	(1)	101	(632)	$ (0.08)	$ (0.08)	na	na

(1) May exclude special items, such as extraordinary and non-recurring expenses.

Sources of information: SEC Edgar Filings, Capital IQ, Capital IQ Estimates & FT.com all via Capital IQ and other various securities analysts' estimates and reports.

Comparable Company Analysis

| | | | | | | Balance Sheet Overview | | | | | | |

($ in thousands)

Company	Latest Available Filing	Cash & Marketable Securities	Accounts Receivables	Inventory	Total Current Assets	PPE, net	Intangibles, net	Total Assets	Total Current Liabilities	Total Debt	Total Common Equity	Tangible Common Equity
EMCOR Group Inc.	30-Sep-09	$ 648,231	$ 1,269,615	$ 39,895	$ 2,014,296	$ 92,813	$ 869,882	$ 3,010,129	$ 1,389,611	$ 196,207	$ 1,179,426	$ 309,544
Comfort Systems USA Inc.	30-Sep-09	140,863	254,309	9,412	430,716	34,083	109,431	581,326	265,949	8,625	303,093	193,662
Integrated Electrical Servic	30-Sep-09	64,174	140,823	10,155	221,270	24,367	3,981	268,425	99,706	28,687	132,548	128,567
Henry Bros. Electronics, Inc.	30-Sep-09	2,034	17,959	1,175	24,018	2,340	4,637	31,492	9,588	5,370	16,497	11,860
WPCS International Incorpc	31-Oct-09	8,511	28,763	3,094	42,982	6,498	34,919	84,531	20,652	8,921	60,889	25,970
High		$ 648,231	$ 1,269,615	$ 39,895	$ 2,014,296	$ 92,813	$ 869,882	$ 3,010,129	$ 1,389,611	$ 196,207	$ 1,179,426	$ 309,544
Mean		*172,763*	*342,294*	*12,746*	*546,656*	*32,020*	*204,570*	*795,181*	*357,101*	*49,562*	*338,491*	*133,921*
Median		*64,174*	*140,823*	*9,412*	*221,270*	*24,367*	*34,919*	*268,425*	*99,706*	*8,921*	*132,548*	*128,567*
Low		*2,034*	*17,959*	*1,175*	*24,018*	*2,340*	*3,981*	*31,492*	*9,588*	*5,370*	*16,497*	*11,860*
Sonic	30-Sep-09	$ 1,502	$ 4,031	$ 1,831	$ 7,677	$ 559	$ -	$ 8,422	$ 4,449	$ 1,553	$ 3,942	$ 3,942

Sources of information: SEC Edgar Filings, Capital IQ & FT.com all via Capital IQ.

Comparable Transaction Analysis

| | | | | Transactions Review | | | | | | | |

($ in millions)

Date Ancd/Closed	Target/ Acquiror	Target Description	Notes	TTM Revenue	TTM EBITDA	EBITDA Margin	Total Price Paid TPP (1)	Enterprise Value EV (2)	EV Multiple of Revenue	EV Multiple of EBITDA
21-Oct-09 9-Dec-09	GVI Security Solutions, Inc. GenNx360 Capital Partners	Leading provider of video surveillance security solutions to the commercial, industrial and homeland security market segments.	Tender offer involved an offer per share of $0.3875.	$ 45.02	$ 1.51	3.4%	$ 10.55	$ 20.02	0.44x	13.2x
8-Jul-09 14-Jul-09	McDaniel Fire Systems, Inc. The Freedom Group, LLC	Engaged in the consultation, design, installation and service of fire alarms, fire protection systems, special hazards and non-water based suppression systems.	Implied Enterprise Value comprised of $5M cash and $14.9M of liabilities assumed by the Acquiror.	61.60	(7.00)	-11.4%	5.00	19.90	0.32	na
3-Mar-08 3-Mar-08	Merit Mechanical Comfort Systems USA, Inc. (NYSE: FIX)	Full-service commercial contractor engaged in providing HVAC systems, temp/energy control systems, maintenance contracts, emergency service capabilities and other mechanical services.	Consideration of $6.2 million, comprised of $3.6M cash, $2.0M note payable to sellers, $0.6M holdback, and $2.1M potential earnout payments.	24.00	1.40	5.8%	6.20	8.30	0.35	5.9
28-Feb-08 28-Feb-08	Riddleberger Brothers, Inc. Comfort Systems USA, Inc. (NYSE: FIX)	Full-service contractor engaged in providing comprehensive construction and service for HVAC and other mechanical systems.	Implied Enterprise Value comprised of $23M cash, $11M seller note and $9M potential earnout payment.	65.00	7.00	10.8%	34.00	43.00	0.66	6.1
27-Nov-07 24-Apr-08	Christenson Electric, Inc. Management Group	Full-service electrical contractor specializing in building electrical infrastructure on construction projects for buildings, transportation systems, hospitals and high-tech facilities.	Implied Enterprise Value comprised of $1.65M cash and $7.5M assumption of liabilities by the Acquiror.	72.93	(0.27)	-0.4%	1.65	9.15	0.13	na

(1) Total Price Paid equals common equity value assuming 100% interest acquired.
(2) Enterprise Value equals Total Price Paid plus total debt, preferred stock, and minority interests, less cash.

LADENBURG THALMANN ESTABLISHED 1876

Comparable Transaction Analysis

| | | | | Transactions Review (continued) | | | | | | |

($ in millions)

Date Ancd/Closed	Target/ Acquiror	Target Description	Notes	TTM Revenue	TTM EBITDA	EBITDA Margin	Total Price Paid TPP (1)	Enterprise Value EV (2)	EV Multiple of Revenue	EV Multiple of EBITDA
1-Aug-07 1-Aug-07	Major Electric, Inc. WPCS International Inc. (NASDAQ: WPCS)	Full-service electrical contractor specializing in direct digital controls, security, wireless SCADA applications and wireless infrastructure services.	Implied Enterprise Value comprised of $3M cash, $1M stock (800K shares) and $2.75 potential earnout payment. Target has historically achieved average gross margins of approx. 26%. Projected statistics per 8/09 WPCS equity research for the period ended 12/31/07.	$ 16.00	$ 1.50	9.4%	$ 4.00	$ 6.75	0.42x	4.5x
30-Mar-07 30-Mar-07	Voavolo Electric, Inc. WPCS International Inc. (NASDAQ: WPCS)	Full-service electrical contractor specializing in high and low voltage applications and structured cabling and voice/data/video solutions, including wireless video surveillance.	Implied Enterprise Value comprised of $1.2M cash, $1.3M stock and $2.5 potential earnout payment. Target has historically achieved average gross margins of approx. 30%. Projected statistics per 8/09 WPCS equity research for the 12 months ended 9/30/07.	7.10	1.10	15.5%	2.50	5.00	0.70	4.5
24-Jan-07 24-Jan-07	SYNERGX Systems, Inc. (OTCPK: SYNX) Firecom, Inc.	Engaged in the design, manufacture, marketing and servicing products and systems with applications in the fire alarm, life safety, security, transit, A/V and communications industries.	Transaction involved the sale of 889,540 shares at a per share price of $2.75. Projected Revenue and EBITDA (as of transaction date) of $19.4M and 1.4M implied transaction multiples of 0.80x and 11.1x, respectively.	15.88	0.12	0.8%	14.31	15.50	0.98	nm
9-Jan-07 9-Jan-07	SPZ Oakland Corporation GlobalOptions Group, Inc. (NASDAQ: GLOI)	DBA On Line Consulting, Target engaged in providing security and fire alarm consulting, design and management services.	Purchase consideration comprised of $750K cash, $1.35M common stock and $558K note payable.	3.00	na	na	2.66	2.66	0.89	na

	Revenue	EBITDA	EBITDA Margin	TPP	EV	EV/Revenue	EV/EBITDA
High	$ 72.93	$ 7.00	15.5%	$ 34.00	$ 43.00	0.98x	13.2x
Mean	34.50	0.67	4.2%	8.98	14.48	0.54	6.9
Median	24.00	1.25	4.6%	5.00	9.15	0.44	5.9
Low	3.00	(7.00)	-11.4%	1.65	2.66	0.13	4.5

(1) Total Price Paid equals common equity value assuming 100% interest acquired.

(2) Enterprise Value equals Total Price Paid plus total debt, preferred stock, and minority interests, less cash.

LADENBURG THALMANN ESTABLISHED 1876